Corporate Presentation

January 2024

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated January 9, 2024
Registration Statement No. 333-263755

Free Writing Prospectus Statement

This free writing prospectus relates to the proposed public offering of ordinary shares ("Ordinary Shares") of J-Star Holding Co., Ltd. ("J-Star", "we", "us", or "our") and should be read together with the Registration Statement on Form F-1, as amended (the "Registration Statement"), we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates.

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus filed as part of the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we and/or our underwriter will arrange to send you the prospectus if you contact our underwriters at Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, via email at **syndicate@maximgrp.com**, or Freedom Capital Markets, 40 Wall Street, 58th Floor, New York, NY 10005, via email at **EquitySyndicate@freedomcapmkts.com,** or contact J-Star Holding Co., Ltd., 7/F-1, No. 633, Sec. 2, Taiwan Blvd., Xitun District, Taichung City 407, Taiwan (R.O.C.) via email at **choco.chen@ymaunivers.com.**

Forward-Looking Statement

This presentation contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can find many (but not all) of these statements by the use of words such as "approximates," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or other similar expressions in this presentation. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual' client base, our subsidiaries' relationships with their business partners, competition in our industries, relevant government policies and regulations relating to our industry future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals; current and future economic and political conditions; our expectations regarding demand for and market acceptance of our subsidiaries' services and the products and services distributed by our subsidiaries' collaborating product brokers; our expectations regarding the expansion of our subsidiaries; our capital requirements and our ability to raise any additional financing which we may require; our subsidiaries' ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business; our subsidiaries' right to use their trademark in the relevant jurisdictions; our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries' business; our ability to retain the services of Mr. Jing-Bin Chiang, our Chief Executive Officer; overall industry and market performance; and other assumptions described in this presentation underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under the "Risk Factors" section of the Registration Statement. We base our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise.

This presentation contains certain data and information that we obtained from various government and private publications including industry data and information from Frost & Sullivan International Limited. Statistical data in these publications also include projections based on a number of assumptions. The industry may not grow at the rate projected by market data, or at all. Failure of our industries to grow at the projected rate may have a material and adverse effect on our subsidiaries' business and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, or will there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering may only be made by means of a prospectus pursuant to the Registration Statement after it becomes effective. Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this free writing prospectus. Any representation to the contrary is a criminal defense.

J★Star


Light & Strong
Weaved Together And Bonded.
We Make One Of The Lightest And
Strongest Products In The World.

Carbon Fiber and Composites

We are a global leader in innovative carbon fiber and composites solutions for carbon composite products, ranging from key structural parts of electrical bicycles and sports bicycles, rackets, automobile parts to healthcare products. Our strength is in our resin systems, R&D and design.

Our goal is to offer cutting edge technology and manufacturing expertise in carbon composite to customers in the international market and from different industries.

J★Star

Offering Summary	
Issuer	J-Star Holding Co., Ltd.
Exchange/Symbol	Nasdaq Capital Market/YMAT
Shares Outstanding Pre-Offering	15,762,887
Offering Size	2,500,000 Shares
Over-Allotment Option	375,000 Shares (15%)
Price Range	$4.00-$5.00 per share
Underwriters	Maxim Group LLC and Freedom Capital Markets
Use of Proceeds	To build a road map for increased future horizontal and vertical growth by building, acquiring, and investing in new locations, new products, automation and administration.

J★Star

Introduction



We started in 2016 as a trading company for carbon fiber products and since then, we have devoted ourselves to the research, development, and manufacturing of carbon fiber materials and products. We also develop and formulate resins for composite products.

We create cutting-edge, high-value-added products that include carbon fiber-based composite materials, sporting goods, automobile parts, and healthcare products, as well as resins, carbon fiber sheets & films.

Our R&D center for resin and raw material research can customize and invent formulations to produce carbon fiber products that meet our client's and the consumers' needs.

In addition to the carbon fiber materials research and development, we have gone on to integrate the entire end-to-end process of producing raw materials to manufacture retail-ready products, by investing into factories to manufacture (YMA Corp, 53 years in operation) to bicycle assembly (in France).

From our R&D center in Taiwan to factories in China for material and product production to assembly factories in Europe to produce retail-ready carbon fiber bicycles, we are the true end-to-end carbon fiber experts.

Our Business



J-Star develops and markets composite solutions in two segments – materials research and manufacturing.

Materials Research
Resins are one of our core materials for all our products. Our scientists work closely with customers to develop new resin formulations to produce products, components, and systems that help improve sustainability, safety, durability, and quality.

Manufacturing
With more than 50 years of experience and expertise in producing both carbon fiber equipment for world champions and products for the mass market, we have proven ourselves to be the leading expert in manufacturing carbon fiber and composite products. Our craftsmen together with our manufacturing methodology and technology, produce many light, safe, and durable products.

A Global Leader in Innovative Carbon Fiber & Composite Solutions

Bicycle Components



Rackets


TWIST DESIGN PATENTED

Other specialty parts such as:

Automobile & Motorcycle



Healthcare



Drones



J-Star

From carbon fiber yarn to finished products

J-Star Lab
R&D

R&D center specializes in resin and raw material research to customizing and inventing formulations.

YMA
amazing in motion

Manufacturing

Integrated production process from raw materials to manufacturing



CARBON FIBER
YMA CORPORATION
RESEARCH&DESIGN
FACTORY
PRODUCT

CYCLES SERVICES LOIRE

Europe Bike Assembling

From our R&D, manufacturing for material and product production, to the assembly facility in Europe for retail-ready carbon fiber bicycles, we are the true end-to-end carbon fiber expert.

Company History

First large scale manufacturing facility for rackets



Second manufacturing facility for bicycle components



R&D center and material laboratory



Developed our first carbon fiber automobile parts, robotic arm, and healthcare parts.

Expanded R&D team for design and production of e-bike parts.





Vacuum forming technology patented

Produced key structural parts for the Tour de France Champion winning bike

Setting up Taiwan production line, and preparing to establish a R&D center, sales and administrative office, and acquire and invest in a micro factory all in the US[1]



1990 | 2005 | 2017 | 2018 | 2019 | 2020 | 2021 | 2023+

Operational leverage over existing facilities gives us the ability to scale quickly

1. Reliant on the receipt of the proceeds from this offering

What makes J-Star a unique, attractive investment

1	Large & Growing Market	The global carbon fiber industry is expected to maintain a CAGR of 10.1% from 2021 to 2025. (*Source: Frost & Sullivan*)
2	Proprietary Technology	Our R&D capability to design own resin systems to meet performance requirements.
3	Design & Manufacturing Capabilities	Complete in-house design team and skillful manufacturing for any customer design.
4	Reputable Customer Base	Long term relationship with well-known companies around the globe.
5	Experienced Management Team	Our management team all carry strong international experiences and diverse business backgrounds.
6	High Growth & Profitable Business	Strong revenue growth.

Large & Growing Market with Attractive Fundamentals









Policy
Europe and U.S. have set policies and incentives in favor of e-bikes

Technology
Battery and motor systems become affordable with variety of choices

Infrastructure
Europe and U.S. invest heavily on cycling infrastructure

Clean Energy
The worldwide quest for a healthy lifestyle and mobility without fossil fuel

Market Size of Global Carbon Fiber Industry, 2016-2025E


Million USD
4,500.0
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
CAGR 2016-2020
CAGR 2021E-2025E
Market Size of Global Carbon Fiber Industry
5.6%
10.1%
2,114.7
2,341.0
2,568.1
2,683.7
2,630.0
2,806.2
3,030.7
3,300.4
3,656.8
4,117.6
2016
2017
2018
2019
2020
2021E
2022E
2023E
2024E
2025E

Source: Frost & Sullivan

Application Segments of Global Carbon Fiber Market, 2020


Others
Aerospace
Electronics
Construction
Pressure vessel
12%
3%
1%
7%
38%
9%
Automotive
14%
17%
Sports/Leisure
Wind blade

Source: Frost & Sullivan

Proprietary Technology Gives us a Competitive Edge

Material Research - Resin Technology









Experience

- Over 50 years of innovative composite experience.
- 30 plus years of pioneering resin innovation and formulation.
- Continue to develop resins and reinforcements to provide cost-effective ways of producing high performance composite parts.

Ability to Customize

- Unique resin systems for specialized formulations.
- Customizable resin products by varying specific parameters.
- Formulated resin reinforces the pre-pregs to be applied with woven, multi-axial and unidirectional (UD) carbon.

Quality

- Pre-preg carbon fiber composite with higher ratio of strength and stiffness but lower weight.
- Source of carbon yarn from Japan.

Intellectual Property

- 7 invention patents, 9 design patents and 14 utility model patents.
- HTP-510FR fire retardant UL94-VO classified
- Nano-CT and Nano-GS systems for better performance

Superior R&D and Manufacturing

R&D Team

- 10 personnel
- Full set capabilities, no need to outsource
- IP established in-house strengthens competitive differentiation
- Support a global network of composite experts who work with customers throughout the value chain to develop innovative solutions.
- Pushing limits, thinking ahead of markets, inventing and developing products together with our clients
- Through collaboration, we cut time, cost, and risk in the product-development cycle allowing our customers to innovate with confidence.
- Streamline design to production pathway results in lower costs





Skillful Manufacturing

- Over 50 years of experience combining honed human skills with advanced automation to consistently produce winning products
- World-class expertise and experiences across multiple polymer platforms to integrate cutting-edge science, technology, manufacturing excellence and processing technology to give shape to smarter ideas in carbon composite
- Facilities we manufacture at all maintain ISO9001, and applicable EFBE and EN standards





Reputable Customer Base

Bicycle Components

Colnago




Colnago
Prototipo
A unique edition for
the Tour de France
2022



Rackets

Tecnifibre



TECNIFIBRE CARBOFLEX 125S

Groupe Magellan SA

Other


CARBO
MAX

Wheelchair



Numerous World and Olympic Champions, Tour De France Champions, Mountain Bike World Cup.

J★Star

Experienced Management Team



Jing-Bin Chiang
Chairman & CEO

- Chief Executive Officer since May 2016 and as our Chairman of the Board since July 2021.
- Responsible for the overall strategic planning, corporate management and business development.
- Approximately 18 years of experience in the composite material application industry.



Shen-Huei Wang
Board Member

- Independent Director since February 2017.
- Independent Director of Welldone Company since June 2020.



Ching-Chou Huang
Board Member

- Independent Director since February 2017.
- Will be the the Chairman of the Compensation, Nominating and Governance Committee.
- Chairman of Young Optics Inc. since June 2015.



Ting-Pang Sung
Board Member

- Director since July 2021.
- Responsible for formulation of business strategies and supervision on daily operation
- Vice President at LCY Chemical Corp.



Ping-Hong Ling
Board Member

- Independent Director since July 2021.
- Will be the the Chairman of the Audit Committee.
- General Manager of Taiwan Copper Foils Co. Ltd. since February 2012.



Abraham Pullock Ittycheriah
CFO

- Chief Financial Officer since February 2022.
- Over 39 years of professional experience in accounting and auditing.

Growth Strategy

❑ Grow global footprint and expand production capabilities

- ✓ Establish new R&D center and micro automated manufacturing in the US
- ✓ Potential production facility in the PRC
- ✓ Leverage JV or M&A to accelerate growth in the Middle East and the UK
- ✓ Set-up new Sales and Administration offices in the US and Europe
- ✓ Invest in local bicycle assembly facilities in the US and Europe

❑ Expand existing product range and develop new products

- ✓ Improve e-bike design
- ✓ New sporting products development
- ✓ Target electric vehicle, drone, and aerospace applications

❑ Develop marketing and branding

- ✓ Launching US brand in late 2024
- ✓ Extend reach through value added partnerships such as investing in existing leading bicycle brands

Profitable High Growth Business

J-Star has been able to generate top-line growth.



Revenue
$45,000,000
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$31,328,379
$39,379,369
$13,937,365
+25%
2021
2022
06/2023



Net Income
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
($100,000)
($200,000)
$500,634
($79,004)
($75,987)
2021
2022
06/2023
IPO expense
$ 2,152,277

Selected Financials

Selected Consolidated Balance Sheets			
In $USD	**Year ended December 31, 2021**	**Year ended December 31, 2022**	**Six Months Ended June 30, 2023**
Current assets	33,093,797	29,434,896	13,179,434
Total assets	40,425,680	40,744,997	18,949,803
Current liabilities	29,901,371	28,109,472	8,866,727
Total liabilities	31,153,921	30,840,892	9,416,987
Total equity	9,271,759	9,904,105	9,532,816

What makes J-Star a unique, attractive investment

1	Large & Growing Market	The global carbon fiber industry is expected to maintain a CAGR of 10.1% from 2021 to 2025. (*Source: Frost & Sullivan*)
2	Proprietary Technology	Our R&D capability to design own resin systems to meet performance requirements.
3	Design & Manufacturing Capabilities	Complete in-house design team and skillful manufacturing for any customer design.
4	Reputable Customer Base	Long term relationship with well-known companies around the globe.
5	Experienced Management Team	Our management team all carry strong international experiences and diverse business backgrounds.
6	High Growth & Profitable Business	Strong revenue growth.

Contact Information

Issuer:

J-Star Holding Co., Ltd.

Email:
choco.chen@ymaunivers.com

Address:
7/F-1, No. 633, Sec. 2, Taiwan Blvd.,
Xitun District, Taichung City 407,
Taiwan (R.O.C.)

Underwriter:

Maxim Group LLC

Email:
syndicate@maximgrp.com

Address:
300 Park Avenue, 16th Floor
New York, NY 10022

Underwriter:

Freedom Capital Markets

Email:
EquitySyndicate
@freedomcapmkts.com

Address:
40 Wall Street, 58th Floor
New York, NY 10005

THANK YOU

ymaunivers.com